Commission No. 1-3559
Form U-3A-2/A Atlantic City Electric Company

This amended Form U-3A-2 is being filed to correct Exhibit A as follows:

Atlantic City Electric Company and Subsidiary
 Consolidating Balance Sheet
 December 31, 1996
 (thousand of dollars)
                                            Atlantic City



                                  As Reported         As Corrected
Liabilities & Capitalization:
Current Liabilites:
  Accounts Payable -
   Associated Companies           -              $    12,030
  Other                      $  29,826                17,796



Elimination &
Reclass Entries
                                               Debit
                                              (Credit)

                                  As Reported         As Corrected
Liabilities & Capitalization:
Capitalization:
Common Shareholder's Equity:
  Contributed Capital        $    2,851          $     3,441
  Total Common
   Shareholder's Equity      $    5,017          $     5,607

Total Capitalization
  (Excluding Current Portion)     77,182               77,772
Current Liabilities:
  Other                           -                     (590)
Total Current Liabilities        25,090               24,500

                                            Atlantic City
                                            Electric Company
                                        Consolidated

                                  As Reported         As Corrected

Liabilities & Capitalization:
Capitalization:
Common Shareholder's Equity:
  Contributed Capital        $   259,668         $   259,078
  Total Common
   Shareholder,s Equity          779,015             778,425
Total Capitalization
  (Excluding Current Portion)   1,725,210           1,724,620
Current Liabilities:
  Other                           22,390              22,980
Total Current Liabilities        234,263             234,853

                                       Commission File No. 1-3559



                        SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM U-3A-2




                  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                   UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       To be filed annually prior to March 1



                          ATLANTIC CITY ELECTRIC COMPANY
                                  Name of Company

                                         Amended


Hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Atlantic City Electric Company ("Claimant"), organized under the laws of New Jersey on April 28, 1924, has its principal office at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130. Claimant is engaged principally in the business of furnishing electric service (involving generation, purchase, interchange, transmission and distribution of electric energy) to the public throughout the southern part of New Jersey. It serves an area having an estimated population exceeding 1,000,000. Claimant is a wholly-owned subsidiary of Atlantic Energy, Inc.

                 (A) Deepwater Operating Company ("Deepwater"), organized under the laws of New Jersey on December 17, 1929, has its principal offices at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130. Deepwater operates the Deepwater Generating Station which is owned by Claimant and located in Salem County, New Jersey. Deepwater is a wholly-owned subsidiary of Claimant.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The principal New Jersey properties of Claimant used for the generation, transmission and distribution of electric energy for sale consist of two steam electric generating stations:

         (1)  B.L. England Generating Station, a station of 447


            MW capacity located in Cape May County.
         (2)  Deepwater Generating Station, a 239 MW capacity


            station located in Salem County and

    Seven combustion turbine stations:

         (1)  Missouri Ave. Station, a 60 MW capacity station


            located in Atlantic County.
    (2) Middle Station, a 77 MW capacity station located in Cape May County.
         (3,4,5) Carlls Corner Station (73 MW), Cumberland


             Station (84 MW), and Sherman Ave.Station (81 MW), all located in Cumberland County.
         (6) Mickleton Station, a 59 MW capacity station located in Gloucester County.
    (7)  Cedar Station, a 68 MW capacity station located in Ocean
             County.

      The Claimant also owns and maintains forty-four transmission, has an interest in one transmission and owns and maintains fifty-nine distribution substations as well as 10,184 transmission or distribution tower, pole, and underground miles located throughout its service territory which includes all of Atlantic, Cape May,Cumberland, and Salem Counties and portions of Burlington, Camden, Gloucester, and Ocean Counties.

    In addition to the New Jersey properties, Claimant owns          or
has ownership interests in the following:

         (1) A generating station of 1,700 MW capacity (Keystone Generating Station), located in Armstrong County, Pennsylvania, of which Claimant owns a 2.47% undivided interest as tenant in common with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Jersey Central Power and Light Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                    Company)
                 Public Service Electric and Gas Company



         (2) A generating station of 1,700 MW capacity (Conemaugh Steam Electric Station), located in Indiana County, Pennsylvania, of which Claimant owns a 3.83% undivided interest as tenant in common with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Metropolitan Edison Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                    Company)
                 Potomac Electric Power Company
                 Public Service Electric and Gas Company
                 The United Gas Improvement Company


         (3) An extra-high-voltage transmission line (Conemaugh-Conastone), of which Claimant owns an 8% undivided interest as tenant in common of that portion of the line traversing through 10 counties of Pennsylvania with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Metropolitan Edison Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                    Company)
                 Potomac Electric Power Company
                 Public Service Electric and Gas Company
                 The United Gas Improvement Company

         (4) A nuclear generating station of 2,126 MW capacity (Peach Bottom Atomic Power Station), located in York County, Pennsylvania, of which Claimant owns a 7.51% undivided interest as tenant in common with the following:

                 Delmarva Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                    Company)
                 Public Service Electric and Gas Company


         (5) A nuclear generating station of 2,212 MW capacity (Salem Nuclear Generating Station), located in Salem County, New Jersey, of which Claimant owns a 7.41% undivided interest as tenant in common with the following:

                 Delmarva Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
                    Company)
                 Public Service Electric and Gas Company


         (6) A nuclear generating station of 1,031 MW capacity (Hope Creek Nuclear Generating Station), located in Salem County, New Jersey, of which Claimant owns a 5% undivided interest as tenant in common with Public Service Electric and Gas Company.


         (7) Claimant owns a transmission line extending from Mantua Creek to the New Jersey-Pennsylvania border at the Delaware River, a distance of 9.7 miles, by means of which electric energy and capacity is interchanged (not sold or purchased) at the border of said states under an interconnection agreement between Claimant, Philadelphia Electric Company, now PECO Energy Company and Public Service Electric and Gas Company. Claimant owns as tenants in common a transmission line and switching station extending from Hope Creek Nuclear Generating Station to the New Jersey-Delaware border, a distance of 13 miles, by means of which electric energy and capacity is interchanged (not sold or purchased) under a transmission system agreement between Delmarva Power and Light Company, Jersey Central Power and Light Company, Philadelphia Electric Company, Public Service Electric and Gas Company and Claimant.

          Deepwater

              Deepwater, a wholly-owned subsidiary of Claimant, owns
             no utility plant. It operates generating units owned by Claimant.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                                   FOR YEAR 1996

         (A) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                     Claimant -  10,164,520,000 kwh.
                     Deepwater - None

         (B) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                     Claimant - None
                     Deepwater - None

         (C) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                     Claimant - 209,236,000 kwh. (a)
                     Deepwater - None

                  (a) kwh excludes 602,231,000 kwh sold to power
                     brokers, ultimate destination unknown.

         (D) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                     Claimant -  1,760,344,000kwh.
                     Deepwater - None

                     (b)kwh excludes 1,358,425,000 kwh purchased

        from power
             rokers, original sources not        determinable.

        In 1996 Claimant received 600,751,000 interchanged energy and delivered 1,006,516,000 kwh. of interchanged energy pursuant to arrangements mentioned above.

        In 1996, Deepwater, as operator of the Deepwater Generating
         Station at Deepwater, New Jersey, delivered to Claimant, the owner of that station, 506,533,000 kwh. of electric energy.


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         Claimant holds no interest, either directly or indirectly, in an EWG or a foreign utility company.


         (A) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                     Non-applicable.

         (B) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                     Non-applicable.

         (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                     Non-applicable.

         (D) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                     Non-applicable.

         (E) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                     Non-applicable.


                                     EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of December 31, 1996 are attached hereto and made a part hereof.


                                     EXHIBIT B

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.            Caption Heading
                                     (thousands of dollars)
                    1                Total Assets
                                     2,460,741
                    2                Total Operating Revenues
                                     982,492
                    3                Net Income
                                     75,017



                                     EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                     Non-applicable.


         The above-named Claimant has caused this amended statement to be duly executed on its behalf by its authorized officer on this 9th day of May, 1997.

                             ATLANTIC CITY ELECTRIC COMPANY


                     By: /s/ J. E. Franklin II
                                J. E. Franklin, II Senior Vice
                                  President,Secretary &


                             General Counsel
CORPORATE SEAL

ATTEST:



Alfred J. Vola

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             J. E. Franklin, II
             Senior Vice President,Secretary & General Counsel
             Atlantic City Electric Company
             6801 Black Horse Pike
             Egg Harbor Township, New Jersey 08234-4130

                 Atlantic City Electric Company and Subsidiary
    EXHIBIT A
                         Consolidating Statement of Income
                                 December 31, 1996
                              (thousands of dollars)
                                                       Atlantic
                                                         City
                                                       Electric
                                                       Company

Operating Revenues-Electric                          $   982,492

Operating Expenses:
 Energy                                                  223,091
Purchased Capacity                                      195,699
 Operations                                              156,891
 Maintenance                                              44,462
 Depreciation and Amortization                            80,845
 State Excise Taxes                                      104,815
 Federal Income Taxes                                     32,272
Other Taxes                                               9,888
 Reimbursed Expenses*                                       -
Total Operating Expenses                                 847,963
Total Operating Income and Expense                       134,529

Other Income:
 AFDC Equity Funds                                           879
 Miscellaneous Income-Net                                  4,952
Total Other Income                                         5,831

Income Before Interest Charges                           140,360

Interest Charges:
 Interest on Long Term Debt                               61,501
 Other Interest Expense                                    4,818
Total Interest Charges                                    66,319
Allowance for Borrowed Funds
 Used During Construction                                   (976)
Net Interest Charges                                      65,343
Less Cumulative Quarterly Income
 Preferred Securities Dividends                             -    Net
Income                                           $    75,017



* The net production costs of Deepwater Operating Company are charged to the Company. These costs are included in the Company's income accounts and classified as appropriate.



                                    Page 1 of 5

  Atlantic City Electric Company and Subsidiary
                     Consolidating Statement of Income
                             December 31, 1996
                          (thousands of dollars)

                                                       Deepwater
                                                       Operating
                                                        Company

Operating Revenues-Electric                          $      -

Operating Expenses:
 Energy                                                   52,334
 Purchased Capacity                                         -
 Operations                                               17,327
 Maintenance                                               9,770
 Depreciation and Amortization                              -
 State Excise Taxes                                         -
 Federal Income Taxes                                       -
 Other Taxes                                               3,677
 Other                                                     1,155
 Reimbursed Expenses*                                    (84,263)
Total Operating Expenses                                    -
Total Operating Income and Expense                          -

Other Income:
 AFDC Equity Funds                                          -
 Miscellaneous Income-Net                                   -
Total Other Income                                          -

Income Before Interest Charges                              -

Interest Charges:
 Interest on Long Term Debt                                 -
 Other Interest Expense                                     -
Total Interest Charges                                      -
Allowance for Borrowed Funds
 Used During Construction                                   -
Net Interest Charges                                        -

Less Cumumulative Quarterly Income
Preferred Securities Dividends                              -
Net Income                                           $      -














                                Page 2 of 5
               Atlantic City Electric Company and Subsidiary
                     Consolidating Statement of Income
                             December 31, 1996
                          (thousands of dollars)


                                                       Atlantic
                                                       Capital 1

Operating Revenues-Electric                          $      -

Operating Expenses:
 Energy                                                     -
Purchased Capacity                                          -
 Operations                                                 -
 Maintenance                                                -
 Depreciation and Amortization                              -
 State Excise Taxes                                         -
 Federal Income Taxes                                       -
 Other Taxes                                                -
 Other                                                      -
 Reimbursed Expenses*                                       -
Total Operating Expenses                                    -
Total Operating Income and Expense                          -

Other Income:
 AFDC Equity Funds                                          -
 Miscellaneous Income-Net                                  1,472
Total Other Income                                          -

Income Before Interest Charges                             1,472

Interest Charges:
 Interest on Long Term Debt                                 -
 Other Interest Expense                                     -
Total Interest Charges                                      -
Allowance for Borrowed Funds
 Used During Construction                                   -
Net Interest Charges                                        -

Less Cumumulative Quarterly Income
Preferred Securities Dividends                             1,472

Net Income                                           $      -

               Atlantic City Electric Company and Subsidiary
                     Consolidating Statement of Income
                             December 31, 1996
                          (thousands of dollars)


                                                      Elimination
                                                       & Reclass
                                                        Entries
                                                        (Debit)
                                                        Credit

Operating Revenues-Electric                          $      -

Operating Expenses:
 Energy                                                  (52,334)
 Purchased Capacity                                         -
 Operations                                              (17,327)
 Maintenance                                              (9,770)
 Depreciation and Amortization                              -
 State Excise Taxes                                         -
 Federal Income Taxes                                       -
 Other Taxes                                              (3,677)
 Other                                                    (1,155)
 Reimbursed Expenses*                                     84,263
Total Operating Expenses                                    -
Total Operating Income and Expense                          -

Other Income:
 AFDC Equity Funds                                          -
 Miscellaneous Income-Net                                 (1,516)
Total Other Income                                          -

Income Before Interest Charges                              -

Interest Charges:
 Interest on Long Term Debt                                1,472
 Other Interest Expense                                     -
Total Interest Charges                                     1,472
Allowance for Borrowed Funds
 Used During Construction                                   -
Net Interest Charges                                        -

Less Cumumulative Quarterly Income
Preferred Securities Dividends                                44

Net Income                                           $      -

               Atlantic City Electric Company and Subsidiary
                     Consolidating Statement of Income
                             December 31, 1996
                          (thousands of dollars)
                                                       Atlantic
                                                        City
                                                       Electric
                                                       Company

Operating Revenues-Electric                          $   982,492

Operating Expenses:
 Energy                                                  223,091
 Purchased Capacity                                      195,699
 Operations                                              156,891
 Maintenance                                              44,462
 Depreciation and Amortization                            80,845
 State Excise Taxes                                      104,815
 Federal Income Taxes                                     32,272
 Other Taxes                                               9,888
 Reimbursed Expenses*                                       -
Total Operating Expenses                                 847,963
Total Operating Income and Expense                       134,529

Other Income:
 AFDC Equity Funds                                           879
 Miscellaneous Income-Net                                  4,908
Total Other Income                                         5,787

Income Before Interest Charges                           140,316

Interest Charges:
 Interest on Long Term Debt                               60,029
 Other Interest Expense                                    4,818
Total Interest Charges                                    64,847
Allowance for Borrowed Funds
 Used During Construction                                   (976)
Net Interest Charges                                      63,871
Less Cumulative Quarterly Income
 Preferred Securities Dividends                            1,428

Net Income                                           $    75,017

Atlantic City Electric Company and Subsidiary
Consolidating Balance Sheet
December 31, 1996
(thousands of dollars)


                                                       Atlantic
                                                         City
                                                       Electric
                                                       Company
ASSETS
 Electric Utility Plant:
  In Service                                         $2,508,220
  Less Accumulated Depreciation                        (871,531)
  Net                                                 1,636,689
  Construction Work in Progress                         117,188
  Land Held for Future Use                                5,604
  Leased Property-Net                                    39,914
 Electric Utility Plant-Net                           1,799,395

  Investment in Subsidiary Company                        9,617
  Investment in Trust                                     2,165
  Nuclear Decommissioning Trust Fund                     71,120
  Nonutility Property                                     7,588
  Other Investments and Funds                             2,162
Total Nonutility Property and
  Investments                                            92,652

Current Assets:
  Cash and Temporary Investments                          7,920
  Accounts Receivable:
    Utility Service                                      64,432
    Miscellaneous                                        19,717
    Allowance for Doubtful Accounts                      (3,500)
  Accounts Receivable-Associated Companies                4,020
  Unbilled Revenues                                      33,315
  Fuel (at average cost)                                 29,603
  Materials and Supplies (at average cost)               15,257
  Working Funds                                          15,505
  Deferred Income Taxes                                   8,545
  Deferred Energy Costs                                  33,529
  Prepaid Excise Tax                                      7,125
  Other Prepayments                                       8,545

Total Current Assets                                    244,013

Deferred Debits:
   Unrecovered Purchased Power Costs                     83,400
   Recoverable Federal Income Taxes                      85,858
   Unrecovered State Excise Taxes                        54,714
   Unamortized Debt Costs                                43,579
   Other Regulatory Assets                               55,882
   Other                                                 12,950
Total Deferred Debits                                   336,383

Total Assets                                         $2,472,443

                               Page 1 of 10

   Atlantic City Electric Company and Subsidiary
                       Consolidating Balance Sheet
                            December 31, 1996
                         (thousands of dollars)


                                                       Atlantic
                                                         City
                                                       Electric
                                                       Company
LIABILITIES & CAPITALIZATION:
  Capitalization:
  Common Shareholder's Equity:
    Common Stock                                     $   54,963
    Premium on Capital Stock                            231,081
    Contributed Capital                                 262,519
    Capital Stock Expense                                (1,645)
    Retained Earnings                                   234,948
    Total Shareholder's Equity:                         781,866
  Preferred Securities:
     Not Subject to Mandatory Redemption                 30,000
     Subject to Mandatory Redemption                     43,950
     Cumulative Quarterly Income
      Preferred Securities                                 -
  Long Term Debt                                        874,410
Total Capitalization (Excluding Current Portion)      1,730,226

Current Liabilities:
  Preferred Stock Redemption Requirement                 10,000
  Capital Lease Obligations - Current                       702
  Long Term Debt - Current                                  175
  Short Term Debt                                        64,950
  Accounts Payable                                       62,739
  Advances - Associated Companies                          -
  Accounts Payable - Associated Companies                12,030
  Taxes Accrued                                           7,341
  Interest Accrued                                       19,618
  Dividends Declared                                     21,701
  Deferred Income Taxes                                  11,735
  Provision for Rate Refunds                             13,000
  Other                                                  17,796
Total Current Liabilities                               241,787

Deferred Credits and Other Liabilities:
  Deferred Income Taxes                                 357,581
  Deferred Income Tax Credits                            46,577
  Capital Lease Obligations                              39,212
  Other                                                  57,060
Total Deferred Credits and Other Liabilities            500,430

Total Liabilities and Capitalization                 $2,472,443






                               Page 2 of 10

   Atlantic City Electric Company and Subsidiary
                        Consolidating Balance Sheet
                             December 31, 1996
                          (thousands of dollars)

                                                     Deepwater
                                                     Operating
                                                      Company
ASSETS
 Electric Utility Plant:
  In Service                                         $     -
  Less Accumulated Depreciation                            -
  Net                                                      -
  Construction Work in Progress                            -
  Land Held for Future Use                                 -
  Leased Property-Net                                      -
 Electric Utility Plant-Net                                -

  Investment in Subsidiary Company                         -
  Investment in Trust                                      -
  Nuclear Decommissioning Trust Fund                       -
  Nonutility Property                                      -
  Other Investments and Funds                              -
Total Nonutility Property and
  Investments                                              -

Current Assets:
  Cash and Temporary Investments                              7
  Accounts Receivable:
    Utility Service                                        -
    Miscellaneous                                           210
    Allowance for Doubtful Accounts                        -
  Accounts Receivable-Associated Companies                4,632
  Unbilled Revenues                                        -
  Fuel (at average cost)                                   -
  Materials and Supplies (at average cost)                8,558
  Working Funds                                              11
  Deferred Income Taxes                                    -
  Deferred Energy Costs                                    -
  Prepaid Excise Tax                                       -
  Other Prepayments                                       1,545

Total Current Assets                                     14,963

Deferred Debits:
   Unrecovered Purchased Power Costs                       -
   Recoverable Federal Income Taxes                        -
   Unrecovered State Excise Taxes                          -
   Unamortized Debt Costs                                  -
   Other Regulatory Assets                                3,693
   Other                                                   (251)
Total Deferred Debits                                     3,442

Total Assets                                         $   18,405


                               Page 3 of 10

   Atlantic City Electric Company and Subsidiary
                       Consolidating Balance Sheet
                            December 31, 1996
                         (thousands of dollars)

                                                      Deepwater
                                                      Operating
                                                       Company

LIABILITIES & CAPITALIZATION:
  Capitalization:
  Common Shareholder's Equity:
    Common Stock                                     $        1
    Premium on Capital Stock                               -
    Contributed Capital                                    -
    Capital Stock Expense                                  -
    Retained Earnings                                      -
    Total Common Shareholder's Equity                         1
  Preferred Securities:
     Not Subject to Mandatory Redemption                   -
     Subject to Mandatory Redemption                       -
     Cumulative Quarterly Income
      Preferred Securities                                 -
  Long Term Debt
Total Capitalization (Excluding Current Portion)              1

Current Liabilities:
  Preferred Stock Redemption Requirement                   -
  Capital Lease Obligations - Current                      -
  Long Term Debt - Current                                 -
  Short Term Debt                                          -
  Accounts Payable                                          905
  Advances-Associated Companies                           9,617
  Accounts Payable-Associated Companies                   2,296
  Taxes Accrued                                             154
  Interest Accrued                                         -
  Dividends Declared                                       -
  Deferred Income Taxes                                    -
  Provision for Rate Refunds                               -
  Other                                                   4,594
Total Current Liabilities                                17,566

Deferred Credits and Other Liabilities:
  Deferred Income Taxes                                    -
  Deferred Income Tax Credits                              -
  Capital Lease Obligations                                -
  Other                                                     838
Total Deferred Credits and Other Liabilities                838

Total Liabilities and Capitalization                 $   18,405







                               Page 4 of 10

               Atlantic City Electric Company and Subsidiary
                        Consolidating Balance Sheet
                             December 31, 1996
                          (thousands of dollars)


                                                      Atlantic
                                                      Capital 1
ASSETS
 Electric Utility Plant:
  In Service                                         $     -
  Less Accumulated Depreciation                            -
  Net                                                      -
  Construction Work in Progress                            -
  Land Held for Future Use                                 -
  Leased Property-Net                                      -
 Electric Utility Plant-Net                                -

  Investment in Subsidiary Company                         -
  Investment in Trust                                      -
  Nuclear Decommissioning Trust Fund                       -
  Nonutility Property                                      -
  Other Investments and Funds                              -
Total Nonutility Property and
  Investments                                              -

Current Assets:
  Cash and Temporary Investments                           -
  Accounts Receivable:
    Utility Service                                        -
    Miscellaneous                                          -
    Allowance for Doubtful Accounts                        -
  Accounts Receivable-Associated Companies               72,165
  Unbilled Revenues                                        -
  Fuel (at average cost)                                   -
  Materials and Supplies (at average cost)                 -
  Working Funds                                            -
  Deferred Income Taxes                                    -
  Deferred Energy Costs                                    -
  Prepaid Excise Tax                                       -
  Other Prepayments                                        -

Total Current Assets                                     72,165

Deferred Debits:
   Unrecovered Purchased Power Costs                       -
   Recoverable Federal Income Taxes                        -
   Unrecovered State Excise Taxes                          -
   Unamortized Debt Costs                                  -
   Other Regulatory Assets                                 -
   Other                                                   -
Total Deferred Debits                                      -

Total Assets                                         $   72,165


                               Page 5 of 10

    Atlantic City Electric Company and Subsidiary
                       Consolidating Balance Sheet
                            December 31, 1996
                         (thousands of dollars)


                                                      Atlantic
                                                      Capital 1
LIABILITIES & CAPITALIZATION:
  Capitalization:
  Common Shareholder's Equity:
    Common Stock                                     $    2,165
    Premium on Capital Stock                               -
    Contributed Capital                                    -
    Capital Stock Expense                                  -
    Retained Earnings                                      -
    Total Common Shareholder's Equity                     2,165
  Preferred Securities:
     Not Subject to Mandatory Redemption                   -
     Subject to Mandatory Redemption                       -
     Cumulative Quarterly Income
      Preferred Securities                                 -
  Long Term Debt                                         70,000
Total Capitalization (Excluding Current Portion)         72,165

Current Liabilities:
  Preferred Stock Redemption Requirement                   -
  Capital Lease Obligations - Current                      -
  Long Term Debt - Current                                 -
  Short Term Debt                                          -
  Accounts Payable                                         -
  Advances-Associated Companies                            -
  Accounts Payable-Associated Companies                    -
  Taxes Accrued                                            -
  Interest Accrued                                         -
  Dividends Declared                                       -
  Deferred Income Taxes                                    -
  Provision for Rate Refunds                               -
  Other                                                    -
Total Current Liabilities                                  -

Deferred Credits and Other Liabilities:
  Deferred Income Taxes                                    -
  Deferred Income Tax Credits                              -
  Capital Lease Obligations                                -
  Other                                                    -
Total Deferred Credits and Other Liabilities               -

Total Liabilities and Capitalization                 $   72,165







                               Page 6 of 10

   Atlantic City Electric Company and Subsidiary
                        Consolidating Balance Sheet
                             December 31, 1996
                          (thousands of dollars)


                                                    Elimination
                                                     & Reclass
                                                      Entries
                                                       Debit
                                                     (Credit)
ASSETS
 Electric Utility Plant:
  In Service                                       $       -
  Less Accumulated Depreciation                            -
  Net                                                      -
  Construction Work in Progress                            -
  Land Held for Future Use                                 -
  Leased Property-Net                                      -
 Electric Utility Plant-Net                                -

  Investment in Subsidiary Company                      (9,617)
  Investment in Trust                                   (2,165)
  Nuclear Decommissioning Trust Fund                       -
  Nonutility Property                                      -
  Other Investments and Funds                              -
Total Nonutility Property and
  Investments                                          (11,782)

Current Assets:
  Cash and Temporary Investments                           -
  Accounts Receivable:
    Utility Service                                        -
    Miscellaneous                                          -
    Allowance for Doubtful Accounts                        -
  Accounts Receivable-Associated Companies             (72,165)
  Unbilled Revenues                                        -
  Fuel (at average cost)                                   -
  Materials and Supplies (at average cost)                 -
  Working Funds                                            -
  Deferred Income Taxes                                 (8,545)
  Deferred Energy Costs                                    -
  Prepaid Excise Tax                                       -
  Other Prepayments

Total Current Assets                                   (87,639)

Deferred Debits:
   Unrecovered Purchased Power Costs                       -
   Recoverable Federal Income Taxes                        -
   Unrecovered State Excise Taxes                          -
   Unamortized Debt Costs                                  -
   Other Regulatory Assets                                 -
   Other                                                (2,851)
Total Deferred Debits                                   (2,851)

Total Assets                                       $  (102,272)
                               Page 7 of 10

   Atlantic City Electric Company and Subsidiary
                       Consolidating Balance Sheet
                            December 31, 1996
                         (thousands of dollars)


                                                    Elimination
                                                     & Reclass
                                                      Entries
                                                       Debit
                                                     (Credit)
  LIABILITIES & CAPITALIZATION:
  Capitalization:
  Common Shareholder's Equity:
    Common Stock                                     $  2,166
    Premium on Capital Stock                             -
    Contributed Capital                                 3,441
    Capital Stock Expense                                -
    Retained Earnings                                    -
    Total Common Shareholder's Equity                   5,607
  Preferred Securities:
     Not Subject to Mandatory Redemption                 -
     Subject to Mandatory Redemption                     -
     Cumulative Quarterly Income
      Preferred Securities                               -
  Long Term Debt                                       72,165
Total Capitalization (Excluding Current Portion)       77,772

Current Liabilities:
  Preferred Stock Redemption Requirement                  -
  Capital Lease Obligations - Current                     -
  Long  Term Debt - Current                               -
  Short Term Debt                                         -
  Accounts Payable                                        -
  Advances-Associated Companies                         9,617
  Accounts Payable-Associated Companies                 6,928
  Taxes Accrued                                           -
  Interest Accrued                                        -
  Dividends Declared                                      -
  Deferred Income Taxes                                 8,545
  Provision for Rate Refunds                              -
  Other                                                  (590)
Total Current Liabilities                              24,500
Deferred Credits and Other Liabilities:
  Deferred Income Taxes                                   -
  Deferred Income Tax Credits                             -
  Capital Lease Obligations                               -
  Other                                                   -
Total Deferred Credits and Other Liabilities              -

Total Liabilities and Capitalization                 $102,272






                               Page 8 of 10

           Atlantic City Electric Company and Subsidiary
                        Consolidating Balance Sheet
                             December 31, 1996
                          (thousands of dollars)


                                                       Atlantic
                                                         City
                                                       Electric
                                                       Company
                                                     Consolidated
ASSETS
 Electric Utility Plant:
  In Service                                         $2,508,220
  Less Accumulated Depreciation                        (871,531)
  Net                                                 1,636,689
  Construction Work in Progress                         117,188
  Land Held for Future Use                                5,604
  Leased Property-Net                                    39,914
 Electric Utility Plant-Net                           1,799,395

  Investment in Subsidiary Company                         -
  Investment in Trust                                      -
  Nuclear Decommissioning Trust Fund                     71,120
  Nonutility Property                                     7,588
  Other Investments and Funds                             2,162
Total Nonutility Property and
  Investments                                            80,870

Current Assets:
  Cash and Temporary Investments                          7,927
  Accounts Receivable:
    Utility Service                                      64,432
    Miscellaneous                                        19,927
    Allowance for Doubtful Accounts                      (3,500)
  Accounts Receivable-Associated Companies                1,723
  Unbilled Revenues                                      33,315
  Fuel (at average cost)                                 29,603
  Materials and Supplies (at average cost)               23,815
  Working Funds                                          15,517
  Deferred Income Taxes                                    -
  Deferred Energy Costs                                  33,529
  Prepaid Excise Tax                                      7,125
  Other Prepayments                                      10,089

Total Current Assets                                    243,502

Deferred Debits:
   Unrecovered Purchased Power Costs                     83,400
   Recoverable Federal Income Taxes                      85,858
   Unrecovered State Excise Taxes                        54,714
   Unamortized Debt Costs                                43,579
   Other Regulatory Assets                               59,575
   Other                                                  9,848
Total Deferred Debits                                   336,974

Total Assets                                         $2,460,741
                               Page 9 of 10

           Atlantic City Electric Company and Subsidiary
                       Consolidating Balance Sheet
                            December 31, 1996
                         (thousands of dollars)


                                                       Atlantic
                                                         City
                                                       Electric
                                                       Company
                                                     Consolidated

LIABILITIES & CAPITALIZATION:
  Capitalization:
  Common Shareholder's Equity:
    Common Stock                                     $   54,963
    Premium on Capital Stock                            231,081
    Contributed Capital                                 259,078
    Capital Stock Expense                                (1,645)
    Retained Earnings                                   234,948
    Total Common Shareholder's Equity                   778,425
  Preferred Stock:
     Not Subject to Mandatory Redemption                 30,000
     Subject to Mandatory Redemption                     43,950
     Cumulative Quarterly Income
      Preferred Securities                               70,000
  Long Term Debt                                        802,245
Total Capitalization (Excluding Current Portion)      1,724,620

Current Liabilities:
  Preferred Stock Redemption Requirement                 10,000
  Capital Lease Obligations - Current                       702
  Long Term Debt - Current                                  175
  Short Term Debt                                        64,950
  Accounts Payable                                       63,644
  Advances-Associated Companies                            -
  Accounts Payable-Associated Companies                   7,398
  Taxes Accrued                                           7,494
  Interest Accrued                                       19,619
  Dividends Declared                                     21,701
  Deferred Income Taxes                                   3,190
  Provision for Rate Refunds                             13,000
  Other                                                  22,980
Total Current Liabilities                               234,853

Deferred Credits and Other Liabilities:
  Deferred Income Taxes                                 357,581
  Deferred Income Tax Credits                            46,577
  Capital Lease Obligations                              39,212
  Other                                                  57,898
Total Deferred Credits and Other Liabilities            501,268

Total Liabilities and Capitalization                 $2,460,741




                               Page 10 of 10